EXHIBIT 99.1

News Release

Brian Markison to Join Rosetta Genomics Board of Directors

CEO of King Pharmaceuticals Brings Valuable Commercial Expertise

REHOVOT, Israel and PHILADELPHIA (December 20, 2010) – Rosetta Genomics, Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced that Brian A. Markison, Chairman and CEO of King Pharmaceuticals (NYSE: KG), has become an observer to the Company’s Board of Directors and, upon shareholder approval, will become a Director.

Mr. Markison has been with King Pharmaceuticals since 2004 and led the Company through to its recently announced acquisition by Pfizer for $3.6 billion.  Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network.  Mr. Markison serves on the Board of Directors of Immunomedics, Inc., where he is Lead Director and Compensation Committee Chair.  He also serves on the Board of Directors for the Komen Foundation and on the Board of Trustees for the Pennington School.  Mr. Markison received a B.S. from Iona College in New Rochelle, N.Y.

“It is with great pleasure that we welcome Brian Markison to become associated with our Board.  He brings significant expertise, both strategic and commercial, that will be invaluable to Rosetta as we advance the launch of the company's oncology diagnostics and develop our pipeline of diagnostics and biomarkers based on our proprietary microRNA technology,” commented Yoav Z. Chelouche, Chairman of the Board.

Kenneth A. Berlin, President and CEO of Rosetta Genomics, welcomed Mr. Markison by saying, “We are delighted at the prospects of having Brian join our Board.  We are certain to benefit from his vast industry experience, particularly in oncology.  Brian’s knowledge of the pharmaceutical markets and his many relationships will be a valuable asset as we build Rosetta into a leading molecular diagnostics company.”

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; the risk of product liability claims; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ron Kamienchick +972 73 222 0700 investors@rosettagenomics.com	Investor Contacts: Lippert/Heilshorn & Associates Anne Marie Fields (212) 738-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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